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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                Commission File Number 001-07149

                          NOTIFICATION OF LATE FILING

     (Check One): [X]Form 10-KSB [_] Form 11-K [_] Form 20-F [_] Form 10-Q [_]Form N-SAR

     For Period Ended:    May 31, 2000
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[_]Transition Report on Form 10-K     [_]Transition Report on Form 10-Q
[_]Transition Report on Form 20-F     [_]Transition Report on Form N-SAR
[_]Transition Report on Form 11-K

     For the Period Ended:  May 31, 2000
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     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_______________________
______________________________________________________________________________


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant   InsynQ, Inc.
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Former name if applicable

    Xcel Management, Inc.
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Address of principal executive office (Street and number)

            1101 Broadway Plaza
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City, state and zip code   Tacoma, Washington  98402
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Company has recently hired a new Chief Financial Officer on a full time basis. In addition a great deal of management time and focus was required to complete recent private financings. Because of the additional time required to transition the new Chief Financial Officer and his new financial and accounting staff, and the diversion of the management team's efforts toward the completion of the private financings, the Form 10-KSB report could not be completed prior to the required filing deadline. The Company expects to complete its audit and file its Form 10-KSB report within fifteen days after the filing deadline.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

            DJ Johnson           (253)                     284-2000
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              (Name)          (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [X] Yes  [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates a net loss not to exceed $3,000,000 for the period from June 1, 1999 to May 31, 2000.


                                 InsynQ, Inc.
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                 (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 29, 2000          By:    /s/ DJ Johnson
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                                       DJ Johnson
                                       Chief Financial Officer